Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09



Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9



Zürich, June 6, 2005

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed media releases as follows:

- **Statement on the decision by the Romanian competition authority**

With kind regards,

Beate Fuchs



Encl.: mentioned

File N° 82-4093

Media release

Statement on the decision by the Romanian competition authority

May 26, 2005 - The Romanian competition authority has completed its investigation of the cement market and imposed fines on all domestic cement manufacturers. Holcim Romania was fined EUR 9.472 million.

The competition authority has advanced a number of assertions with regard to market and price agreements that are not tenable. It is true, however, that individual mandatory investments in plant rehabilitation stipulated in connection with the acquisition of the Alesd cement plant in 1999 were not satisfied in full. In addition, a selling-price system with individual customer discounts was introduced which the investigating authority views as detrimental to competition.

Although the grounds for the imposition of the fine are contestable both from an economic and a legal standpoint, Holcim Romania will not appeal against the competition authority's decision. The company acts in strict compliance with the competition rules and aims to participate in the country's further development and expansion by providing high quality building materials.

Including its aggregates and ready-mixed concrete activities, Holcim Romania achieved sales of EUR 130 million in 2004. Since 1997 Holcim has made investments in excess of EUR 300 million – approximately half of which has been channeled into plant modernization and environmental protection.

The Holcim Group's forecast for the 2005 business year remains unchanged.

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Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: phone +41 58 858 87 10
Investor Relations: phone +41 58 858 87 87

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Internet: www.holcim.com